UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2023

PLUM ACQUISITION CORP. I

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Fillmore St. #2089
San Francisco, CA, 94115
(Address of Principal Executive Offices)

(415) 683-6773

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PLMI	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PLMIW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On March 2, 2023, Plum Acquisition Corp. I (“Plum”) and Sakuu Corporation (“Sakuu”) issued a joint press release (the “Press Release”) announcing the entry into a Business Combination Agreement. The Press Release is attached to this Current Report on Form 8-K as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Plum under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected product offerings, Sakuu’s ability to produce its products at a commercial level, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed business combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the proposed business combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s products; delays in construction and operation of production facilities; and the amount of redemption requests made by Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Joint Press Release, dated March 2, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PLUM ACQUISITION CORP. I

Date: March 2, 2023	By:	/s/ Kanishka Roy
Kanishka Roy
Co-Chief Executive Officer and President

Exhibit 99.1

Sakuu to Become Publicly Traded Company via Business Combination with Plum Acquisition Corp. I

•	Transaction implies an enterprise value of approximately USD $705 million

•	Sakuu is the inventor of high-volume multi-material, multi-process Kavian™ additive manufacturing platforms to produce SwiftPrint™ batteries and other complex active devices

•	Sakuu has existing purchase orders totaling over USD $300 million in 2023-2025

•

The Company anticipates raising approximately USD $100 million in private and public capital as a lead up to and as part of the closing of the transaction, including from structured debt and equity solutions, secured debt and Plum Acquisition Corp. I’s cash in trust

•

Combining with Plum Acquisition Corp. I, led by Ursula Burns, former CEO and Chairwoman of Xerox and board member at Uber, ExxonMobil, MIT, and the Ford Foundation, provides Sakuu with unique industry insight and experience

•	Sakuu’s manufacturing platforms are intended to be first deployed for commercial-scale solid-state battery production

•

Sakuu has also developed a proprietary mix of battery chemistry solutions that it plans to license in conjunction with its Kavian™ manufacturing platform to enable its customers to cost-effectively manufacture at scale for industries including e-mobility, grid energy storage, aerospace, EVs—and more

•	Sakuu currently has contracted with a network of key material suppliers, with next-generation battery products going to market in 2023

•	Transaction expected to close in third quarter of 2023

SAN JOSE, CA and SAN FRANCISCO, CA – (March 2, 2023) – (BUSINESS WIRE)—Sakuu Corporation (“Sakuu”), a transformative additive manufacturing and solid-state battery company, and inventor of the disruptive Kavian™ platform for the commercial-scale production of next-generation SwiftPrint™ batteries and other complex active devices, and Plum Acquisition Corp. I (“Plum”) (NASDAQ: PLMI), a special purpose acquisition company (“SPAC”) formed by Ursula Burns, Kanishka Roy, and Mike Dinsdale, today announced that they have entered into a definitive business combination agreement, providing for a merger that will result in Sakuu becoming a publicly traded company. Upon the closing of the proposed transaction, the combined company (the “Company”) will be renamed Sakuu Holdings Inc. and is expected to be listed on a US national exchange under the ticker symbol “SAKU.” The transaction implies an enterprise value of approximately USD $705 million.

Founded in 2016, Sakuu is commercializing next-generation lithium (Li) metal batteries and Li-metal all-solid-state batteries to be mass-produced via proprietary multi-material, multi-process additive manufacturing technologies. In pioneering SwiftPrint™ solid-state batteries from its Kavian™ additive manufacturing platform, Sakuu solves fundamental challenges that are known to impede commercial-scale production of solid-state batteries. Further benefits from SwiftPrint™ batteries include custom form factors and sizes, energy density gains, recyclability, and anticipated process, material, and energy efficiencies when compared to traditional battery manufacturing methods. Sakuu intends to license its battery chemistries and sell its Kavian™ platforms to companies seeking to deploy cleaner, better, and more cost-effective energy at scale. Samples of Sakuu’s safe, non-flammable high energy density Li-metal anode battery have undergone evaluation and testing by customers in multiple markets since the third quarter of 2021.

With the Kavian™ platform, and across its battery product lines, Sakuu intends to first serve the next-generation solid-state battery needs for broad industries, such as e-mobility, grid energy storage, aerospace, industrial, consumer electronics and electric vehicles (EVs).

Management Commentary

Sakuu Founder and Chief Executive Officer Robert Bagheri stated, “The arrival of transformative additive manufacturing will have profound implications across global legacy manufacturing. Our high-volume Kavian solution for printing batteries can potentially leap-frog decades of manufacturing stagnation. We believe Kavian is the only known solution for producing heavily in-demand products, such as solid-state batteries, that can be custom-printed rapidly and cost-effectively—taking next-generation battery manufacturing to realms never imagined. Since 2016, our talented team, with deep and diverse industry expertise, has worked diligently to develop Kavian, along with our next-generation battery products. We are not a concept company—we have successfully and consistently printed high-performance batteries since December 2022 and, with this progress, we have entered the first stages of commercialization. With this proposed merger, the strong support of the exceptional leadership team at Plum, and our dedicated investors, we feel Sakuu is well-positioned to create a paradigm shift in complex manufacturing, starting first with batteries.”

Plum Chairwoman Ursula Burns stated, “I’ve always been fascinated by fundamental step changes in approach that unlock significant value in otherwise incrementally evolving industries. Sakuu represents an opportunity for such a fundamental step change in manufacturing through its high-volume, multi-material, additive manufacturing Kavian platform – something that has impressed even a printing industry veteran like me. Solid-state batteries, and the massive addressable market associated with it, could just be Act 1 for the Company. We believe its technology has already allowed it to leapfrog many more highly capitalized battery suppliers. Plum is honored and excited to partner with Sakuu for its long-term journey in the public markets.”

Sakuu Investment Highlights

•	Sakuu has existing purchase orders totaling over USD $300 million in 2023-2025

•

Sakuu has a world-class management team with exceptional collective experience in the technology space, successfully scaling complex commercial manufacturing, and a proven track record of driving innovation, growth, revenue, and capital stewardship.

•

The Company anticipates raising approximately USD $100 million in private and public capital as a lead up to and as part of the closing of the transaction, including from structured debt and equity solutions, secured debt and Plum Acquisition Corp. I’s cash in trust.

•	The transaction implies a pre-money equity value of approximately USD $600 million.

Transaction Overview

The proposed business combination transaction is anticipated to result in gross proceeds of approximately USD $100 million in cash to the Company’s post-combination balance sheet after the payment of transaction expenses, even in a 95% redemption scenario, through a combination of private and public capital, including from structured debt and equity solutions, secured debt, and Plum Acquisition Corp. I’s cash in trust.

The business combination values the combined Company at an approximate pro forma enterprise value of USD $705 million, including the impact of the anticipated financing sources. Funds from the transaction are expected to fully support the Company through its commercialization process. Sakuu’s current equity holders are expected to own approximately 80% of the pro forma Company.

The transaction is expected to close in the third quarter of 2023 and remains subject to approval by Plum stockholders representing a majority of the outstanding Plum voting power, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, the expiration of the HSR Act waiting period and other customary closing conditions. The Boards of Directors of both Sakuu and Plum have unanimously approved the contemplated transaction.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Plum with the SEC and available at www.sec.gov. Plum will file a registration statement (which will contain a proxy statement/prospectus) with the SEC in connection with the transaction.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC is serving as the exclusive financial advisor to Plum. Lane & Waterman LLP is serving as its legal advisor.

Fenwick & West LLP is serving as Sakuu’s legal advisor. Blueshirt Capital Advisors is serving as Sakuu’s investor relations advisor.

About Sakuu

Sakuu is a pioneering manufacturing technology and solid-state battery company introducing a disruptive additive manufacturing platform approach for commercial-scale production of batteries and other complex active devices. Initial efforts will focus on energy storage, using our Kavian™ platform to print a range of next-generation SwiftPrint™ batteries—from Lithium Metal to All-Solid-State—that can help reduce society’s reliance on fossil fuels. Founded in 2016, Sakuu operates two facilities in Silicon Valley, California, where it is headquartered: a solid-state battery pilot line facility, and an additive manufacturing engineering facility.

Contact Information for Media

Pal Hollywood, Sterling Communications (Sakuu)

(860) 877-9670

press@sakuu.com

Contact Information for Investors

Monica Gould

(212) 871-3927

investors@sakuu.com

About Plum Acquisition Corp. I

Plum Acquisition Corp. I is a special purpose acquisition company founded by Ursula Burns, Kanishka Roy, and Mike Dinsdale. Plum was formed with the mission of creating a platform, built by operators for operators, to enable great private companies to become outstanding public companies and listed stocks. We seek to establish ourselves as the first-stop SPAC platform for high-quality companies in the US and Europe that can benefit from our large 48-person extended team, our decades of operational experience leading technology companies, and our proprietary Accelerating Through the Bell operational playbook that helps companies list and grow in the public markets.

Plum Contacts:

contact@plumpartners.com

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected product offerings, Sakuu’s ability to produce its products at a commercial level, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the proposed business combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s products; delays in construction and operation of production facilities; and the amount of redemption requests made by Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.